Exhibit 5.1

126 East King Street

Lancaster, PA 17602-2893

Tel 717-299-5201 Fax 717-291-4660

www.barley.com

November 1, 2013

Riverview Financial Corporation

3rd and Market Streets

P.O. Box A

Halifax, PA 17032

Re:	Consolidation of Riverview Financial Corporation (“Riverview”) and Union Bancorp, Inc. (“Union”) into a new corporation named “Riverview Financial Corporation” (the “Company”).

Dear Ladies and Gentlemen:

We have acted as counsel to the Company in connection with the registration under the Securities Act of 1933, as amended, by means of a registration statement on Form S-4 (the “Registration Statement”), of 2,883,266 shares of the no par value common stock of the Company (the “Consolidation Shares”). The Company was created via the consolidation of Riverview and Union Bancorp, Inc. pursuant to the terms of the Agreement and Plan of Consolidation, dated March 7, 2013, (the “Consolidation Agreement”), entered into between Riverview and Union. The Consolidation Shares were registered pursuant to the Registration Statement under which Riverview and Union were the registrants. In connection with such Registration Statement, Riverview and Union made an undertaking to file an unqualified opinion of counsel to the Company as to the Consolidation Shares on the effective date of the Consolidation.

The following transactions occurred upon consummation of the Consolidation: (i) Riverview and Union consolidated into the Company, which was created as a result of the Consolidation, effective as of 12:01 a.m., November 1, 2013, (ii) each share of the $0.50 par value common stock of Riverview (the “Riverview Common Stock”) was converted into one (1) share of common stock of the Company, no par value (the “Company Common Stock”); (iii) each share of the $1.00 par value common stock of Union (the “Union Common Stock”) was converted into 1.95 shares of Company common stock; and (iv) each outstanding stock option for Riverview Common Stock was converted, on a one for one basis, into a stock option for Company common stock at the same exercise price and terms as were applicable to the Riverview option.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Consolidation Agreement. Based upon and subject to the foregoing, we are of the opinion that the shares of Company Common Stock issued in connection with the Consolidation were duly authorized, effective as of the date of creation of the Company (i.e., the effective date and time of the Consolidation) and, as issued as provided in the Consolidation Agreement, are legally issued, fully paid and nonassessable.

The Company has filed Post-Effective Amendment No. 1 to the Registration Statement (“Post-Effective Amendment No. 1”) on the date hereof under which the Company has adopted the Registration Statement. We hereby consent to the use of this Opinion in Post-Effective Amendment No. 1, and we further consent to the reference to our name in the proxy statement/ prospectus included as part of the Registration Statement, under the caption “Legal Matters”.

Very truly yours,

/s/ Barley Snyder LLP

Barley Snyder LLP